UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of October 2025

Commission File Number: 001-41730
Corporación Inmobiliaria Vesta, S.A.B. de C.V.
(Exact name of registrant as specified in its charter)
Paseo de los Tamarindos No. 90,
Torre II, Piso 28, Col. Bosques de las
Lomas
Cuajimalpa, C.P. 05120
Mexico City
United Mexican States
+52 (55) 5950-0070
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

TABLE OF CONTENTS

EXHIBIT
99.1	Press release dated October 23 ,2025 – Vesta Q3 2025 Earnings Results
99.2	Unaudited Condensed Consolidated Interim Financial Statements as of June 30, 2025 and for the nine-month period ended September 30, 2025 and 2024

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Corporación Inmobiliaria Vesta, S.A.B. de C.V.

By:	/s/ Juan Felipe Sottil Achutegui
	Name:	Juan Felipe Sottil Achutegui
	Title:	Chief Financial Officer
Date: October 23, 2025